David J. Segre
+1 650 843 5335
dsegre@cooley.com

March 11, 2019
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Stephen Krikorian, Accounting Branch Chief
Matthew Crispino, Staff Attorney
Ryan Rohn, Staff Accountant

Re:	PagerDuty, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 15, 2019
CIK No. 0001568100
Ladies and Gentlemen:
On behalf of PagerDuty, Inc. (“PagerDuty” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 6, 2019 (the “Comment Letter”), relating to the above referenced draft registration statement on Form S-1 (the “Draft Registration Statement”).
In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter.
For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amended DRS.
Draft Registration Statement on Form S-1 submitted February 15, 2019
Management’s Discussion and Analysis of Financial Condition and Results of Operation Key Factors Affecting Our Performance, page 57

1.
Your response to prior comment 4 states that the company does not believe that the number of paid users to be a key metric. However, the majority of your revenue is generated from your existing customer base and you expand your existing customer base by adding more users and creating additional use cases, as noted in the chart of page 55. Since the number of users and use cases per customer appear to impact your revenue, tell us what consideration you have given to disclosing the number of users per customer and use cases per customer as key metrics. Consider disclosing whether the increase in customers with over $100,000 in annual recurring revenue were existing customers that expanded their subscription or were new customers. In addition, consider stratifying your customer base to indicate the portion of customers that are small or medium size.

Response: The Company respectfully advises the Staff that it considers the number of customers and dollar-based net retention rate to be the best indicators of trends in the Company’s business

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as they most effectively provide the most meaningful insights with respect to the Company’s operating performance and, specifically, its ability to successfully execute its “land and expand” business model. This business model depends on the Company’s ability to capture new customers and increase the value that it provides to such customers over a period of time in order to drive future financial results.
The Company’s dollar-based net retention rate measures the Company’s effectiveness at increasing the value of subscriptions within existing customers by increasing the number of paying users within an organization, as well as upselling customers with new or additional products.
The Company respectfully advises the Staff that management does not view the number of users per customer or the number of use cases per customer as meaningful key metrics to evaluate the business, measure its performance, identify trends, formulate business plans, or make strategic decisions. Specifically, the Company does not believe user count per customer promotes a meaningful understanding of its business, enhance an investor’s analysis of the Company’s operating performance, or give the readers a view of the Company through the eyes of management. For example, the number of users per customer varied widely from approximately 100 to more than 20,000 for customers with more than $100,000 in ARR for the nine months ended October 31, 2018, with a mean and median number of users of approximately 950 and 415, respectively. As we previously advised the Staff in response to prior comment 4, the primary factors that impact the Company’s subscription revenue are differences in pricing of the Company’s product packages, both as a result of negotiated contract pricing as well as the features and functionality of particular packages to which a customer subscribes. For example, our subscription pricing is fixed when our customers sign up via our self-service offering, but as those customers grow and their needs become more complex, we often negotiate the subscription pricing for each customer. As to use cases per customer, the Company does not have access to data concerning and cannot with accuracy determine the number of use cases for which a customer utilizes the Company’s real-time operations platform as there is no reporting obligation imposed on customers in this regard, and the Company’s platform and individual products may be employed across a wide variety of use cases as described in the Amended DRS.
As requested by the Staff, the Company has considered whether disclosure of the breakdown between new and existing customers with greater than $100,000 in annual recurring revenue would provide helpful insight to investors in light of the existing disclosures in the Draft Registration Statement. The Company respectfully submits that it does not believe that such information would promote a better understanding of the Company’s financial condition, changes in the Company’s operating performance or prospects for the future. Notwithstanding the foregoing, in response to this comment, the Company has disclosed that on page 53 of the Amended DRS, for the nine months ended October 31, 2018, less than 5% of customers with greater than $100,000 in annual recurring revenue were new customers, which reflects the typical customer behavior expected of the Company’s “land and expand” business model – starting with a smaller-sized subscription and expanding it over time.
Finally, the Company respectfully advises the Staff that, while management monitors customer count by customer segment, among other data, in connection with operating the Company, it does not view such information as a key metric in that the Company does not use such information to evaluate the Company’s business, measure its performance, identify trends, formulate business plans, or make strategic decisions. As such, it does not believe a breakdown between, e.g., small and medium sized businesses (“SMB”) and larger enterprises, would be meaningful to investors or promote a better understanding of the discussion and analysis of the Company’s business or financial results. As disclosed on page 76 of the Amended DRS, the Company’s sales motion is largely driven by a self-service, low-friction digital acquisition model which drives initial customer adoption regardless

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of the size of the customer. The Company’s customer success team then focuses on expanding the customer’s use of the Company’s platform based on the needs and the complexity of the opportunity that the Company’s platform is addressing for that particular customer, regardless of whether the customer is an SMB or larger enterprise.
Results of Operations
Comparison of the Nine Months Ended October 31, 2017 and 2018
Revenue, page 62

2.
You disclose that revenue increased by 48% for the nine months ended October 31, 2018 compared to the nine months ended October 31, 2017 and that this increase was primarily attributable to increases in revenues from both existing and new customers. Please revise your disclosures to separately quantify the amount of this increase that is attributable from existing customers versus new customers. Your disclosures should also quantify the underlying drivers that are increasing existing customer sales such as disclosing the amount that is attributable to an increase in the number of users and to purchases of additional functionality. Refer to Section III.D of SEC Release No. 33-6835.

Response: In response to the Staff’s comment, the Company has revised page 63 of the Amended DRS to provide the approximate percentage of revenue contribution from new versus existing customers and further describe the underlying drivers with respect to increases in sales to existing customers.
Critical Accounting Policies and Estimates
Common Stock Valuations, page 71

3.
Please provide us with a listing of all share options granted in the nine months ended October 31, 2018 and any granted subsequent to this date and the fair value of the underlying ordinary shares used to value such awards at the grant date. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response: In response to the Staff’s comment, set forth in the table below are the stock options granted by the Company in the nine months ended October 31, 2018 and all stock options granted subsequent to such date, along with the fair value of the underlying shares of common stock used to value such awards at the grant date. The Company supplementary advises the Staff that stock options were granted between the dates of the Company’s contemporaneous valuations at an exercise price equal to the most recent valuation date fair value. During fiscal 2019, as part of its evaluation of fair value for financial reporting purposes, the Company obtained contemporaneous independent common stock valuation reports (“409A Reports”) from the specialist valuation practice of a professional third-party valuation firm almost every quarter and in conjunction with the Company’s Series D Preferred Stock financing in August 2018.

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For financial reporting purposes and as further described below, the Company retrospectively assessed the fair value used for computing stock-based compensation after considering the fair value reflected on a subsequent valuation report and other facts and circumstances on the date of grant and used a straight-line methodology to interpolate the estimated fair value. The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.

Event	Event Date	Number of Awards	Exercise Price	Common Stock Fair Value Per Share for Financial Reporting
Option grants	2/26/2018	432,800	$5.87	$7.17
Option grants	3/5/2018	465,780	$5.87	$7.20
Option grants	3/30/2018	157,800	$5.87	$7.30
Option grants	4/2/2018	234,500	$5.87	$7.31
Option grants	4/9/2018	416,700	$5.87	$7.34
Third-Party Valuation	4/30/2018	—	—	$7.43
Option grants	6/27/2018	301,625	$7.43	$9.52
Warrant issued to Tides Foundation	6/29/2018	648,092**	$0.01	$9.59
Option grants	7/3/2018	190,120	$7.43	$9.74
Option grants	7/10/2018	1,030,000	$7.43	$9.99
Option grants	7/11/2018	120,000	$7.43	$10.02
Option grants	7/18/2018	79,100	$7.43	$10.28
Third-Party Valuation	8/24/2018	—	—	$11.61
Option grants	9/27/2018	33,000	$11.61	$12.01
Option grants	10/16/2018	521,150	$11.61	$12.23
Option grants	10/23/2018	244,306	$11.61	$12.32
Third-Party Valuation	10/31/2018	—	—	$12.41
Option grants	1/15/2019	460,610	$12.41	$14.15
Third-Party Valuation	1/31/2019	—	—	$14.52
Option grants	3/8/2019	3,041,000	14.52
** The Company issued warrants to Tides Foundation on June 29, 2018 to purchase 648,092 shares of common stock at an exercise price of $0.01 as part of the Pledge 1% initiative. As disclosed in footnote 5 of the Amended DRS, the Company recognized $6.2 million of expense in the third quarter of fiscal 2019 related to the grant.

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The following are the key considerations in determining the value of the Company’s common stock at each valuation date.
April 2017
The Company’s board of directors determined the fair value of the Company’s common stock was $5.87 per share as of April 15, 2017. The Company’s board of directors based its determination on several factors, including a third-party valuation report valuing the Company’s common stock as of April 15, 2017 (the “April 2017 Valuation Report”). Such valuation utilized a market approach using the Guideline Public Company (“GPC”) method and the backsolve method as the Company completed its Series C Preferred Stock financing shortly before the valuation date.
April 2018
The Company’s board of directors determined the fair value of the Company’s common stock was $7.43 per share as of April 30, 2018. The Company’s board of directors based its determination on several factors, including a third-party valuation report valuing the Company’s common stock as of April 30, 2018 (the “April 2018 Valuation Report”). The Company utilized the market approach using the GPC method and the income approach.
The Company believes that the following significant factors contributed to the increases in the fair value of its common stock between the April 2017 Valuation Report and the April 2018 Valuation Report:

•
August 2017 – Global Expansion – The Company launched its local team in Sydney, Australia. The global expansion helped the Company further grow its presence in the Asia-Pacific region and address the increasing customer demand for the Company’s digital operations management platform.

•	September 2017 – Product Launch – The Company introduced new capabilities in machine learning and advanced response automation that enable organizations to orchestrate the right response to incidents.

•	October 2017 – Global Expansion – The Company launched in Europe with the opening of a London office.

•	October 2017 – Global Expansion – The Company announced plans to grow its presence in Canada and continue its international expansion.

•	April 2018 – Annual Recurring Revenue (“ARR”) Growth – The Company’s ARR increased from $70.3 million in April 2017 to $104.5 million in April 2018, a 48.6% increase period over period.
August 2018
The Company’s board of directors determined the fair value of the Company’s common stock was $11.61 per share as of September 27, 2018. The Company’s board of directors based its determination on several factors, including a third-party valuation report valuing the Company’s common stock as of August 24, 2018 (the “August 2018 Valuation Report”). The August 2018 Valuation Report was issued concurrently with the Company’s Series D Preferred Stock financing. As a result, the Company utilized a market approach for its determination of fair value using the backsolve method weighted at 100%. Such valuation utilized the Option Pricing Method (“OPM”) as the principal equity allocation method, as the Company had not established a timeline for going public, nor had third-party advisors such as investment bankers been consulted, and there was still a great level of uncertainty regarding the timing of any liquidity event.

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The Company believes that the following significant factors contributed to the increases in the fair value of its common stock between the April 2018 Valuation Report and the August 2018 Valuation Report:

•	June 2018 – Product Launch – The Company introduced Event Intelligence, a new product that builds on its market-leading digital operations management platform.

•
June 2018 – Key Board of Directors Appointment – The Company announced Zach Nelson, former CEO of NetSuite, had joined its board of directors as its first independent, non-venture investor affiliated, board member. Mr. Nelson’s experience in the cloud software and enterprise SaaS industry strengthened the Company’s strategic vision and execution.

•
August 2018 – Financing – The Company raised $90 million in an equity financing at a valuation of $1.3 billion. T. Rowe Price Associates, Inc. and Wellington Management led the financing, with participation from existing investors Accel, Andreessen Horowitz, and Bessemer Venture Partners.

October 2018
The Company’s board of directors determined the fair value of the Company’s common stock was $12.41 per share as of October 31, 2018. The Company’s board of directors based its determination on several factors, including a third-party valuation report valuing the Company’s common stock as of October 31, 2018 (the “October 2018 Valuation Report”). The Company utilized the market approach using the GPC method and the income approach. For the equity allocation method, the October Valuation Report used the OPM and Probability Weighted Expected Return Method (“PWERM”). Around the time of the October 2018 Valuation Report, the Company engaged underwriters and legal counsel and set the date for an organizational meeting for a proposed initial public offering for early November 2018. As a result, the Company began incorporating the probability of a liquidity event, such as an initial public offering or sale of the Company, into its methodology for determining the fair value of the Company’s common stock. In accordance with the American Institute of Certified Public Accountants (“AICPA”) Practice Guide, the Company transitioned to a model of PWERM and OPM from a model that predominantly used OPM for equity allocation with consideration given to secondary transactions. This allowed the Company to better address a wider range of possible outcomes, including an initial public offering.
January 2019
The Company’s board of directors determined the fair value of the Company’s common stock was $14.52 per share as of January 31, 2019. The Company’s board of directors based its determination on several factors, including a third-party valuation report valuing the Company’s common stock as of January 31, 2019 (the “January 2019 Valuation Report”). The Company utilized the market approach using the GPC method and the income approach. For the equity allocation method, the Company utilized the PWERM and OPM models.
The Company believes that the following significant factors contributed to the increases in the fair value of its common stock between the October 2018 Valuation Report and the January 2019 Valuation Report:

•
November 2018 – Key Board of Directors Appointment – The Company announced Elena Gomez, CFO of Zendesk, had joined its board of directors as its second independent, non-venture investor affiliated, board member. As a senior finance executive with over 20 years of leadership experience at public companies, Ms. Gomez was elected to the board of directors to help the Company drive global growth and scale its finance operations, as it prepares for a potential initial public offering.

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•
November 2018 – The Company held an organizational meeting with underwriters and the Company’s other advisers to formally begin its potential initial public offering process and held multiple drafting sessions with management and its advisers thereafter.

•
December 2018 – The Company initially submitted a draft registration statement on Form S-1 on December 20, 2018, and since that time, the Company has continued to make preparations for a potential initial public offering.

•	January 2019 – The Company increased the probability of an initial public offering from 25.0% as of the October 2018 Valuation Report to 40.0% as of the January 2019 Valuation Report.
In the course of preparing the Company’s consolidated financial statements with a retrospective view during fiscal 2019, the Company estimated the fair value of the common stock for grants made between each fiscal 2019 valuation date for financial reporting purposes and accounting purposes. For purposes of determining the fair value to be used for financial reporting at each grant date, the Company assumed that the fair value of the common stock increased on a linear basis from each valuation date in the fiscal 2019 period. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate between valuation dates. Instead, a combination of Company-specific factors, including its progress toward an initial public offering, more certainty around the Company’s business and financial position, as well as external market factors, led to the changes in the fair value of the underlying common stock. Applying this linear interpolation, the Company determined, for financial reporting purposes, the fair value of its common stock for grants between the valuation dates based on a straight-line interpolation between valuation dates.
Based upon all the factors and valuation methodologies discussed above, the Company advises the Staff that it recognized stock-based compensation expense as computed utilizing the Black Scholes option-pricing model based on what it believed was the fair value of the underlying shares of common stock for these stock options for financial reporting purposes, as described above, at the time of grant based on a retrospective review.
*        *        *
Please contact me at (650) 843-5335 with any questions or further comments regarding the responses to the Staff’s Comments.

Sincerely,

/s/ David J. Segre

David J. Segre

cc:	Howard Wilson, PagerDuty, Inc.
Stacey A. Giamalis, PagerDuty, Inc.
Sirena Roberts, PagerDuty, Inc.
Jon C. Avina, Cooley LLP
Calise Y. Cheng, Cooley LLP
David R. Ambler, Cooley LLP
Christopher J. Austin, Orrick, Herrington & Sutcliffe LLP
William L. Hughes, Orrick, Herrington & Sutcliffe LLP